INVESTMENT MANAGERS SERIES TRUST

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

March 21, 2024

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust (the “Trust” or “Registrant”) (File Nos. 333-122901 and 811-21719) on behalf of the Gramercy Emerging Markets Debt Fund

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Mr. David Orlic of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on March 5, 2024, regarding Post-Effective Amendment No. 1220 to the Registrant’s Form N-1A registration statement (the “Registration Statement”) filed on January 17, 2024, with respect to the Gramercy Emerging Markets Debt Fund (the “Fund”), a series of the Trust. Responses to all of the comments are included below and, as appropriate, will be reflected in a Post-Effective Amendment to the Fund’s Registration Statement (the “Amendment”) that will be filed separately. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

PROSPECTUS

SUMMARY SECTION

Fees and Expenses Table

1.	Please provide the Fund’s completed fees and expenses table and expense example to the Commission for review at least five business days prior to filing the Amendment.

Response: The Fund’s completed fees and expenses table and expense example are as follows:

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in Class A Shares of the Fund in a single transaction. More information about these fees and other discounts is available from your financial professional and in the section titled “Choosing a Share Class” on page 29 of the Prospectus and in “APPENDIX A – Waivers and Discounts Available from Intermediaries and Conversion Policies” of the Prospectus.

		Class A Shares		Class C Shares		Institutional Class Shares
Shareholder Fees (fees paid directly from your investment)
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)		4.25%(1)		None		None
Maximum deferred sales charge (load) (as a percentage of the lesser of the value redeemed or the amount invested)		1.00%(2)		1.00%(2)		None
Wire fee		$20		$20		$20
Overnight check delivery fee		$25		$25		$25
Retirement account fees (annual maintenance fee)		$15		$15		$15
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees		0.75%		0.75%		0.75%
Distribution and service (Rule 12b-1) fees		0.25%		1.00%		None
Other expenses (3)		0.51%		0.51%		0.51%
Shareholder service fee	0.08%		0.08%		0.08%
All other expenses	0.43%		0.43%		0.43%
Total annual fund operating expenses		1.51%		2.26%		1.26%
Fees waived and/or expenses reimbursed (4)		(0.41%)		(0.41%)		(0.41%)
Total annual fund operating expenses after waiving fees and/or reimbursing expenses (4)		1.10%		1.85%		0.85%

1	No initial sales charge is applied to purchases of $1 million or more.
2	A contingent deferred sales charge (“CDSC”) of 1.00% will be charged on certain Class A Share purchases of $1 million or more that are redeemed in whole or in part within 12 months of the date of purchase. A CDSC of 1.00% will be charged on Class C Share purchases that are redeemed in whole or in part within 12 months of the date of purchase.
3	Other expenses for Class A, Class C and Institutional Class shares are estimated for the current fiscal year, based on current expenses for the existing share classes.
4	The Fund’s adviser has contractually agreed to waive its fees and/or pay for operating expenses of the Fund to ensure that total annual fund operating expenses (excluding, as applicable, taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with Form N-1A), expenses incurred in connection with any merger or reorganization and extraordinary expenses such as litigation expenses) do not exceed 1.10%, 1.85% and 0.85% of the average daily net assets of the Class A Shares, Class C Shares and Institutional Shares, respectively. Class C Shares are not available for purchase. This agreement is in effect through April 30, 2025, and may be terminated before that date only by the Trust’s Board of Trustees. The Fund’s adviser is permitted to seek reimbursement from the Fund for a period ending three full fiscal years after the date of the waiver or payment. This reimbursement may be requested from the Fund if the reimbursement will not cause the Fund’s annual expense ratio to exceed the lesser of (a) the expense limitation in effect at the time such fees were waived or payments made, or (b) the expense limitation in effect at the time of the reimbursement.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The example reflects the Fund’s contractual fee waiver and/or expense reimbursement only for the term of the contractual fee waiver and/or expense reimbursement.

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	One Year	Three Years
Class A Shares	$532	$843
Class C Shares	$291	$667
Institutional Class Shares	$87	$359

You would pay the following expenses if you did not redeem your shares:

	One Year	Three Years
Class C Shares	$188	$667

2.	In footnote 1, please confirm that the contractual fee waiver and/or expense reimbursement will be in place for a period of at least one year from the date of the Fund’s prospectus.

Response: The Registrant confirms that the contractual fee waiver and/or expense reimbursement will be in place for at least one year from the date of the Fund’s prospectus, and the Registrant has revised footnote 1 to reflect that the contractual fee waiver and/or expense reimbursement will extend through April 30, 2025.

Principal Investment Strategies

3.	In the first paragraph of the “Principal Investment Strategies” section, the disclosure indicates that the Fund’s investments include contingent convertible securities (“CoCos”). In the principal investment strategies disclosure, please add a description of CoCos and provide appropriate risk disclosure. In addition, in your written response, please advise the extent to which the Fund intends to invest in Cocos.

Response: Depending on market conditions and security selection, the Advisor expects that allocations to CoCos are not likely to exceed 5-10% of the Fund’s net assets. The Registrant has added the following sentence to the first paragraph of the “Principal Investment Strategies” section:

CoCos are hybrid debt securities that are intended to either convert into equity at a predetermined share price or have their principal written down or written off upon the occurrence of certain triggering events. Such triggering events are generally linked to regulatory capital thresholds or regulatory actions calling into question the issuing banking institution’s continued viability as a going concern.

The Registrant has also made the following revisions to the Fund’s principal risks disclosure:

Convertible Securities Risk. Convertible securities are subject to market and interest rate risk and credit risk. When the market price of the equity security underlying a convertible security decreases the convertible security tends to trade on the basis of its yield and other fixed income characteristics, and is more susceptible to credit and interest rate risks. When the market price of such equity security rises, the convertible security tends to trade on the basis of its equity conversion features and be more exposed to market risk. Convertible securities are typically issued by smaller capitalized companies with stock prices that may be more volatile than those of other companies. ~~The Fund may invest in contingent convertible securities (“CoCos”), which subject the Fund to the risk of the occurrence of a triggering event which, depending on the underlying circumstances, may result in the issuer converting the security to an equity interest or writing down the principal value of such securities (either partially or in full).~~

•	Contingent Convertible Securities Risk. Investments in CoCos subject the Fund to the risk of a triggering event occurring which, depending on the underlying circumstances, may result in the issuer converting the security to an equity interest, cancelling interest payments, or writing down the principal value of such securities (either partially or in full). CoCos are subject to the risks associated with bonds and equities and to the risks specific to convertible securities in general. In addition, CoCos are inherently risky because of the difficulty of predicting triggering events that would require the debt to convert to equity.

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The Registrant believes that it has fully responded to each comment. If, however, you have any further questions or require further clarification of any response, please contact me at (626) 385-5777 or diane.drake@mfac-ca.com.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake
Secretary

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